DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com



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DSM

· ICE OF INTERNATI···/·
CORPORATE FINANCE

SUPPL

25E   Heerlen (NL), 23 May 2008

DSM - Repurchase of shares (week 21)

Royal DSM N.V. has repurchased 671,891 of its own shares in the period from 15 May 2008 up to and including 21 May 2008 at an average price of EUR 36.81. This is in accordance with the second phase of the share buyback program, announced on 5 May 2008. The consideration of this repurchase was EUR 24.7 million.

The total number of shares repurchased under the second phase of this program to date is 1,460,416 shares for a total consideration of EUR 52.8 million.

DSM – the Life Sciences and Materials Sciences Company

Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

For more information:

DSM Corporate Communications	DSM Investor Relations
Herman Betten	Hans Vossen
tel. +31 (0) 45 5782017	tel. +31 (0) 45 5782864
fax +31 (0) 45 5740680	fax +31 (0) 45 5782595
e-mail media.relations@dsm.com	e-mail investor.relations@dsm.com



PROCESSED

JUN 0 4 2008

THOMSON REUTERS



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